UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

KB HOME

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

48666K109

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 48666K109	13G	Page 2 of 6 Pages

1	Names of Reporting Persons or I.R.S. Identification Nos. of Above Persons (entities only) Bruce Karatz

2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 2,880,786

	6	Shared Voting Power 0

	7	Sole Dispositive Power 2,218,186

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,880,786

10	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	[ ]

11	Percent of Class Represented by Amount in Row 9 5.92%

12	Type of Reporting Person IN

CUSIP No. 48666K109	13G	Page 3 of 6 Pages

Item 1(a):	Name of Issuer

KB HOME

Item 1(b):	Address of Issuer’s Principal Executive Offices

10990 Wilshire Boulevard
Los Angeles, California 90024

Item 2(a):	Name of Person Filing

Bruce Karatz

Item 2(b):	Address of Principal Business Office

10990 Wilshire Boulevard
Los Angeles, California 90024

Item 2(c):	Citizenship

USA

Item 2(d):	Title of Class of Securities

Common Stock

Item 2(e):	CUSIP Number

48666K109

Item 3:	This statement is not filed pursuant to Rules 13d-1(b) or 13d-2, and therefore this item is not applicable.

Item 4:	Ownership

(a)	Amount Beneficially Owned: 2,880,786

(b)	Percent of Class 5.92%

CUSIP No. 48666K109	13G	Page 4 of 6 Pages

Number of Shares as to Which Such Person Has:

(i)	Sole power to vote or direct the vote: 2,880,786

(ii)	Shared power to vote or direct the vote -0-

(iii)	Sole power to dispose or to direct the disposition of: 2,218,186

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5:	Ownership of Five Percent or Less of a Class Not applicable.

Item 6:	Ownership of Not More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company

Not applicable.

Item 8:	Identification and Classification of Members of the Group

Not applicable.

Item 9:	Notice of Dissolution of Group

Not applicable.

Item 10:	Certification

Not applicable.

CUSIP No. 48666K109	13G	Page 5 of 6 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: February 17, 2004	By	/s/ Bruce Karatz
Bruce Karatz

Page 6 of 6 Pages

*  SCHEDULE 13G — TO BE INCLUDED IN STATEMENT PURSUANT TO 13d-1(d)

Reporting person is the Chairman and Chief Executive Officer of the issuer. Of the shares reported, 913,308 are held in the Bruce E. Karatz Revocable Trust dated May 22, 2000 (the “Trust”). The reporting person is the sole trustee and sole beneficiary of the Trust and has sole voting power over all shares held in the Trust. He has sole dispositive power over 250,708 shares in the Trust, and no dispositive power over 662,600 shares, as they are restricted shares granted under employee stock incentive plans that are subject to certain vesting periods. Of the shares reported, 1,967,478 are subject to exercisable options granted under employee stock incentive plans as to which the reporting person has sole dispositive and voting power.